Exhibit 4.31

Amendment No. 21
to
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated February 28, 2024

The terms of the Plan are hereby revised as follows:

In Section 6(a) of the Plan, the first sentence is hereby deleted and replaced with the following wording:

“Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 11,466,761 in a fungible pool of Ordinary Shares”.

All other terms shall remain unchanged.